Exhibit 99.1

BROADFIN ISSUES OPEN LETTER TO CARDICA’S SHAREHOLDERS

Sets Forth Various Concerns with the Company’s Poor Performance and Ineffective Leadership

Describes Failed Attempts to Work Constructively with the Board and its Reasons for Seeking Change in Majority of the Cardica Board

Gravely Concerned Over Attempts by Legacy Board Members to Disenfranchise Shareholders

NEW YORK, Sept. 11, 2015 /PRNewswire/ - Broadfin Capital, LLC (together with its affiliates, “Broadfin”), together with the other participants (as described below), is the beneficial owner of approximately 10.1% of the outstanding shares of Common Stock of Cardica, Inc. (“Cardica” or the “Company”) (Nasdaq: CRDC) and together with certain shares of Preferred Stock, approximately 21.2% of all the Company’s securities on an as-converted basis, today issued an open letter to the shareholders of Cardica in connection with its solicitation of proxies for the election of Thomas A. Afzal, Gregory D. Casciaro, Richard M. Ferrari, R. Michael Kleine, Kevin Kotler, Paul Molloy, Samuel E. Navarro and Jeffrey A. Templer to the Board of Directors of Cardica at its upcoming 2015 annual meeting of stockholders. The full text of the letter is included below:

September 11, 2015

Dear fellow shareholders:

As previously disclosed, on Friday, September 4, we filed a notice of our intent to nominate eight candidates for election to the Board of Directors (the “Board”) of Cardica, Inc. (the “Company” or “Cardica”) at Cardica’s 2015 annual meeting of shareholders, including three existing independent directors, four additional independent candidates and myself.

We, as the largest shareholder of Cardica, who together with our nominees has beneficial ownership of approximately 10.1% of the outstanding shares of Common Stock of Cardica, which together with certain shares of Preferred Stock we own represents beneficial ownership of 21.2% of all the Company’s securities on an as-converted basis, are gravely concerned by Cardica’s continued operating problems and its record of stock price underperformance.  Last year, we successfully elected a minority slate of directors, Greg Casciaro, Mike Kleine and Sam Navarro.  Our hope was that the remaining majority of the Board would be open to the valuable contribution of these three industry veterans to help address the glaring operational missteps, inadequate investor relations, and poor corporate governance that led to the abysmal financial performance of Cardica.  Our fellow shareholders showed clear agreement, voting overwhelmingly on our proxy card.

Despite our best efforts and those of Messrs. Casciaro, Kleine and Navarro, the problems have only gotten worse over the past year.

•	Poor Stock Performance - Cardica’s stock price has declined more than 47% in the last 10 months1
•	Value Destruction - Enterprise value has declined 76% to just $8.5 million during that same time period
•	Wasting Cash – Slow decision making by the Board has resulted in the Company burning $13 million in cash over three quarters with few visible signs of progress
•	Missing Milestones - Current cash burn is approximately $3.8 million per quarter; almost 20% higher than the goal set by the Company one quarter earlier
•
Ineffective Leadership - The Board mishandled the CEO resignation, failed to have an effective CEO succession plan and created unnecessary uncertainty and a leadership vacuum by failing to name an interim CEO, despite the presence on the Board of individuals with public company CEO experience

1 Stock performance and enterprise value measured from 11/20/14 to 9/10/15.

It is now clear to us that the directors we nominated to the Board, by virtue of being a minority, have been largely marginalized by the incumbent directors. We believe that the blunders that have led Cardica to its current precarious position are the result of a majority of the Board that is more concerned with maintaining control than developing a sound plan for the future of the Company that utilizes it valuable technology for the benefit of shareholders.

The Board’s dysfunction and its disregard for shareholder value and desires are not new.  In the middle of last year’s proxy contest, the Board unilaterally expanded its membership by two directors who have deep relationships with the remaining incumbent directors in an effort to dilute the impact of the inevitable outcome of the shareholder vote.  Following this decision, the Company also orchestrated the resignation of three specific board members so that at the 2014 annual meeting shareholders would not be able to vote off the directors that Broadfin had identified as a critical part of the problem. The newly reconstituted Board did not even have the opportunity to elect its own Chairman as this too was predetermined by prior Board decision. We believe this pattern of behavior disenfranchises shareholders and raises serious fiduciary questions and can no longer be tolerated.  It has become abundantly clear that a majority of the Board needs to change.

We have been closely monitoring progress at the Company, and the behavior of the majority of the Board has only gotten worse. We have been continuously frustrated by attempts to block our access to pertinent information and limit our involvement.  The excuse we heard from the Company was that we needed to enter into a confidentiality agreement before the Board and management would share even the most basic information relating to the Company.

In a final attempt to facilitate constructive dialogue with the Board and management, on August 21, we signed a Nondisclosure Agreement with the Company.  We were encouraged by the Company’s commitment under the Nondisclosure Agreement to, among other things, promptly arrange for an in-person meeting between us and the Board, and looked forward to a productive dialogue with management and the Board well in advance of the Company’s annual meeting and any director nomination deadline.

We were therefore deeply disappointed when only five days after signing the Nondisclosure Agreement the Company torpedoed these efforts at constructive engagement by issuing an annual meeting date announcement that resulted in the automatic termination of the Nondisclosure Agreement.  The announcement triggered an effective deadline for board nominations of September 4, only seven business days after the announcement was issued.  We see no legitimate purpose in giving shareholders such a short window to make board nominations, other than the hope that we would be asleep at the switch.  Perhaps it was assumed that we had been lulled into complacency by the guidance provided in last year’s proxy of an October 12 deadline for nominations and the promise of information sharing and constructive dialogue with the Company contemplated by the Nondisclosure Agreement.  Perhaps the Board also hoped that a surprise announcement and the resulting artificially short deadline for director nominations would leave us unprepared to put together a director nomination package during the week before Labor Day.  If that was the Company’s strategy, it obviously failed.  It is truly unfortunate that a majority of the directors appear to be more focused on preserving their directorships and playing with shareholder meeting calendars and deadlines than they are with addressing the Company’s serious issues.

In any case, the annual meeting date announcement made a mockery of the Nondisclosure Agreement the Company had just signed with us, and sent a clear message that the Company is not interested in having constructive engagement with its shareholders.

The time has come to end the childish gamesmanship and focus on the Company’s business and its problems.  In the coming days we will be filing a proxy statement for the 2015 annual meeting which will include a more detailed analysis of our concerns and strategic views on the Company.

A year ago we hoped that the addition of three strong independent directors would be sufficient to get the Company on the right track.  The Company’s continued operational missteps and highly questionable governance tactics leave us with no choice but to conclude that stronger action is needed, and we are proposing the election of a slate of directors that will give the Board a new majority.

We regret that the Company has forced us down this path, and look forward to doing what we can to address Cardica’s problems for the benefit of all shareholders.

Yours truly,

Kevin Kotler
Broadfin Capital, LLC

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Broadfin Capital LLC, together with the other participants named herein (collectively, “Broadfin”), intends to make a preliminary filing with the Securities and Exchange Commission (“SEC”) of a proxy statement and an accompanying proxy card to be used to solicit votes for the election of its director nominees at the 2015 annual meeting of shareholders of Cardica, Inc. (the “Company”).

BROADFIN ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THESE MATERIALS WITHOUT CHARGE UPON REQUEST.

The participants in the proxy solicitation are Broadfin Healthcare Master Fund, Ltd. (“Broadfin Master”), Broadfin Healthcare Fund, L.P. (“Broadfin LP”), Broadfin Healthcare Offshore Fund, Ltd (“Broadfin Offshore”), Broadfin Advisors, LLC (“Broadfin Advisors”), Broadfin Capital, LLC (“Broadfin Capital”), Kevin Kotler, Thomas A. Afzal, Gregory D. Casciaro, Richard M. Ferrari, R. Michael Kleine, Paul Molloy, Samuel E. Navarro and Jeffrey A. Templer (collectively, the “Participants”).

As of the date hereof, Broadfin Master beneficially owned 8,874,992 shares of Common Stock. Each of Broadfin LP and Broadfin Offshore, as feeder funds of Broadfin Master, may be deemed to beneficially own the 8,874,992 shares of Common Stock owned by Broadfin Master. Broadfin Advisors, as the general partner of Broadfin LP, may be deemed to beneficially own the 8,874,992 shares of Common Stock owned by Broadfin Master. Broadfin Capital, as the investment manager of Broadfin Master, may be deemed to beneficially own the 8,874,992 shares of Common Stock owned by Broadfin Master.  Mr. Kotler, as the managing member of Broadfin Capital, may be deemed to beneficially own the 8,874,992 shares of Common Stock owned by Broadfin Master. As of the date hereof, each of Messrs. Casciaro, Kleine and Navarro directly owned 33,935 shares of Common Stock underlying certain stock options. As of the date hereof, none of Messrs. Afzal, Ferrari, Molloy and Templer directly owned any shares of Common Stock.

About Broadfin Capital:

Broadfin Capital, LLC (“Broadfin Capital”) is a global equity healthcare asset manager founded in 2005. The Managing Partner and Portfolio Manager of the firm is Kevin Kotler whose career has been focused on analyzing and investing in medical technology companies. Broadfin Capital invests in all the major subsectors of the healthcare industry and has a fundamental, value-oriented investment strategy coupled with a long-term investment horizon.

Investor Contacts

Kevin Kotler, Broadfin Capital, LLC
212-808-2460
Vote@broadfincapital.com

William P. Fiske, Georgeson Inc.
201-222- 4250
EnhanceCardica@georgeson.com

Rajeev Kumar, Georgeson Inc.
201-222-4226
EnhanceCardica@georgeson.com